Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Ownership Interest	Names Under Which Subsidiary Does Business

NTI ASEAN LLC	Delaware	60%	Same
Northern Technologies Holding Company, LLC	Delaware	100%	Same
Natur-Tec India Prívate Limited	India	90%	Same
Zerust Prevenção de Corrosão S.A.	Brazil	85%	Same

NTIC (Shanghai) Co., Ltd.	China	100%	Same

ZERUST-EXCOR MEXICO, S. de R.L. de C.V	Mexico	100%	Same